Exhibit 99.45

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 14, 2012 in the Amendment No. 1 to the Registration Statement on Form 40-F for the registration of common shares of Novadaq Technologies Inc.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Accountants
March 1, 2012	Licensed Public Accountants